Exhibit 99.7

coform	88(2)
(Revised 2005)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)
	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	11	04	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	133,400	6,000	5,000
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	467.00p	743.00p	397.00p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up
% (if any) that each share is to be paid up in cash

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode	When you have completed and signed the form please send it to the Registrar of Companies at:

	Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales or	DX 33050 Cardiff

	Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland	DX 235 Edinburgh or LP - 4 Edinburgh 2
09/2005

coform	88(2)
(Revised 2005)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)
	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	11	04	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	8,000
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	349.75p

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up
% (if any) that each share is to be paid up in cash

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Names and addresses of the allottees

Shareholder details	Shares and share class allotted
(list joint allottees as one shareholders)

Name(s)	Class of shares allotted	Number allotted
Lloyds TSB Registrars Corporate Nominee Limited	Ordinary	152,400

Address
Highdown House Yeoman Way worthing West Sussex
UK postcode BN99 6DA

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode ___________________

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode ___________________

Name(s)	Class of shares allotted	Number allotted

Address

UK postcode ___________________

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ Steve Webster	Date 12/04/07
	Steve Webster director	Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
	DX number	DX exchange